TASEKO MINES LIMITED

AMENDED AND RESTATED DEFERRED SHARE UNIT PLAN

FOR NON-EMPLOYEE DIRECTORS

Effective as June 24, 2026

TASEKO MINES LIMITED
AMENDED AND RESTATED DEFERRED SHARE UNIT PLAN

FOR NON-EMPLOYEE DIRECTORS

Originally adopted February 15, 2013 and amended and restated June 24, 2026

ARTICLE 1 - INTERPRETATION

Section 1.1 Definitions

For the purposes of this Plan, except as otherwise expressly provided or unless the context otherwise requires:

"Affiliate" means an entity (whether or not incorporated), controlling, controlled by, or under common control with, the Corporation.

"Annual Grant" for a particular calendar year means the annual grant to Participants equal to the Grant Amount or, in the case of a person who becomes a Participant during the particular calendar year, the annual grant to such Participant equal to the Grant Amount multiplied by the number of days remaining in such calendar year after the day on which such person became a Participant and divided by the total number of days in such calendar year. For greater certainty, "Annual Grant" does not include any Optional Deferrals made by a Participant pursuant to Section 3.5.

"Acquisition Transaction" means the acquisition by any person, or group of persons acting jointly or in concert, of voting control or direction of an aggregate of 50% or more of the outstanding Shares.

"Act" means the Income Tax Act (Canada), as amended from time to time.

"Board" means the board of directors of the Corporation.

"Business Day" means any day on which banks are open for business in the Province of British Columbia.

"Code" has the meaning ascribed thereto in Section 2.3.

"Corporation" means Taseko Mines Limited.

"Control" shall have the meaning ascribed to that term in the Canada Business Corporations Act (as amended), and "controlled" and "controlling" shall have corresponding meanings.

"Deferral Account" has the meaning ascribed thereto in Section 4.1.

"Effective Date" means February 15, 2013.

"Election Notice" has the meaning ascribed thereto in Section 3.4.

"Fair Market Value" means, at any particular date, the market value of a Share at that date calculated as the weighted average trading price of the Shares on the Toronto Stock Exchange for the five Business Days on which the Shares traded on such exchange prior to the said date; provided that if the Shares are not listed and posted for trading on the Toronto Stock Exchange, Fair Market Value shall be (a) the market value of such Shares on the NYSE MKT LLC or any other exchange on which the Shares are listed as determined by the Board as calculated above, or (b) if the Shares are not listed on any exchange, the market value determined by the Board, in its sole discretion, acting in good faith, provided that, (i) if the Shares are not listed on any exchange as a result of an Acquisition Transaction, and (ii) where the effective date of such Acquisition Transaction occured within the 350-day period prior to the Termination Date for a particular Participant, the Fair Market Value of a Share on the Redemption Date, Deemed Redemption Date or US Redemption Date for such Participant shall be deemed to be the Fair Market Value of a Share, as otherwise determined, on the effective date of the Aquisition Transaction.

"Grant Amount" means $100,000 or such other amount as may determined from time to time by the Board. The Grant Amount represents the annualized dollar amount of director fees for which DSUs are granted in lieu of cash fees on a value for value basis, subject to the right of the Participant to elect to receive cash pursuant to Section 3.4.

"Grant Date" means, in respect of a particular calendar year, February 15 or, where a person becomes a Participant after February 15 of a particular calendar year, such other date in that year on which the Grant Amount shall be credited (or where an Election Notice has been filed, paid) to such Participant, all in accordance with this Plan, or any other date as may be determined by the Board.

"Optional Deferral" means any director fees, retainers, meeting fees or other compensation payable to a Participant (other than the Annual Grant) that the Participant has elected to receive in the form of Units pursuant to Section 3.5. No discretionary or other grants (other than the Annual Grant) are permitted as an Option Deferral.

"Optional Deferral Election Notice" has the meaning ascribed thereto in Section 3.6.

"Participant" means a director of the Corporation who is not an employee of the Corporation or any of its Affiliates, provided that a director who has received Units pursuant to this Plan and later becomes an employee of the Corporation or one of its Affiliates shall continue to be a Participant for purposes of this Plan, but shall not be entitled to receive further Units during the continuance of his or her employment by the Corporation or such Affiliates, except pursuant to Section 4.2.

"Plan" means this deferred share unit plan.

"Redemption Date" has the meaning ascribed thereto in Section 5.1.

"Redemption Notice" has the meaning ascribed thereto in Section 5.1.

"Secretary" means the secretary of the Corporation.

"Settlement Method" has the meaning ascribed thereto in Section 5.1(2)(b)

"Share" means a common share in the capital of the Corporation.

"Security Based Compensation Arrangement" has the meaning defined in the provisions of the TSX Company Manual relating to security based compensation arrangements.

"Termination Date" means the earliest date on which the Participant is not an employee or a director of the Corporation, or an employee or a director of an Affiliate.

"TSX" means the Toronto Stock Exchange.

"Unit" means a bookkeeping entry, equivalent in value to a Share, credited to the account of a Participant in accordance with the provisions hereof.

"US Participant" means a Participant who is subject to U.S. income tax in respect of Units issued under the Plan.

Section 1.2 General

Words or expressions used in the Plan, unless the context otherwise requires, shall:

(a) when denoting the masculine gender, include the feminine and neuter genders and vice versa;

(b) when denoting the singular, include the plural and vice versa;

(c) when referring to any statute or legislation, be construed as a reference to that statute or legislation as the same may be consolidated, amended, re-enacted or replaced and shall include any regulations made thereunder; and

(d) when referring to cash or value or amount of dollars shall refer to Canadian currency.

Section 1.3 Governing Law

This Plan shall be governed an interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

Section 1.4 Schedules

(1) Schedule A - Election Notice

(2) Schedule B - Redemption Notice

(3) Schedule C - Optional Deferral Election Notice

ARTICLE 2 - ADMINISTRATION OF THE PLAN

Section 2.1 Administration and Interpretation of the Plan

(1) This Plan shall be administered on a day-to-day basis by the Secretary or such other individual as determined by the Board, who may delegate her/his duties and powers in whole or in part to any other officer or employee of the Corporation or to a third party retained by the Corporation to provide such day-to-day administrative services.

(2) Subject to Section 2.2, the Board is authorized to interpret this Plan, to establish, amend and rescind any rules and regulations relating to this Plan, and to make any other determinations that it deems necessary or desirable for the administration of this Plan.  The Board may correct any defect or supply any omission or reconcile any inconsistency in this Plan in the manner and to the extent the Board deems necessary or desirable.

(3) Any decision of the Board in the interpretation and administration of this Plan, as described herein, shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned.

Section 2.2 Amendment or Termination of the Plan

(1) The Board may, without notice, at any time and from time to time, and without shareholder approval, amend this Plan or any provisions thereof in such manner as the Board, in its sole discretion, determines appropriate:

(a) for the purposes of making formal minor or technical modifications to any of the provisions of the Plan,

(b) to correct any ambiguity, defective provision, error or omission in the provisions of the Plan,or

(c) to terminate or cancel the Units or the Plan;

provided that:

(d) no such amendment of this Plan may be made without the consent of each affected Participant in the Plan if such amendment would adversely affect the rights of such affected Participant(s) under the Plan; and

(e) shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that results in:

(i) an increase in the maximum number of Shares issuable pursuant to the Plan;

(ii) any change to the definition of "Annual Grant", "Grant Amount" or "Optional Deferral";

(iii) other types of compensation through Share issuance;

(iv) an expansion of the rights of a Participant to assign Units;

(v) the addition of additional categories of Participants; or

(vi) any amendments to this Section that will increase the Corporation's ability to amend the Plan without shareholder approval.

(2) If the Board terminates the Plan, Units previously credited shall, at the discretion of the Board, either (a) be settled immediately in accordance with the terms of the Plan in effect at such time, or (b) remain outstanding and in effect and settled in due course in accordance with the applicable terms and conditions, in either case without shareholder approval.

Section 2.3 Tax Matters

(1) Notwithstanding any other provisions of this Plan, all actions of the Secretary and of the Board shall be such that the Plan continuously meets the conditions of paragraph 6801(d) of the Regulations under the Act, or any successor provision, in order to qualify as a "prescribed plan or arrangement" for purposes of the definition "salary deferral arrangement" contained in subsection 248(1) of the Act.

(2) All benefits under the Plan payable to U.S. Participants are intended to comply with the rules of Section 409A of the Internal Revenue Code of 1986, as amended (the "Code") and the Plan will be construed accordingly.  However, the Corporation will not be liable to any Participant or beneficiary with respect to any adverse tax consequences arising under Section 409A of the Code or any other provision of the Code.

Section 2.4 Liability, Costs, etc.

(1) Neither the Board, the Secretary, nor any officer or employee of the Corporation shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with this Plan, and the members of the Board, the Secretary and such officers and employees of the Corporation shall be entitled to indemnification by the Corporation in respect of any claim, loss, damage or expense (including legal fees and disbursements) arising therefrom to the fullest extent permitted by law.

(2) The costs and expenses of implementing and administering this Plan shall be borne by the Corporation.

ARTICLE 3 - ELIGIBILITY AND ELECTION TO RECEIVE CASH

Section 3.1 Establishment of the Plan

The Corporation is establishing the Plan for Participants with effect as of the Effective Date.

Section 3.2 Maximum Number of Shares Subject to the Plan

The aggregate number of Units outstanding pursuant to this Plan shall not exceed 1.5% of the number of issued and outstanding Shares from time to time. The maximum number of Shares issued pursuant to this Plan within any one year period, shall not exceed 1.5% of the total number of outstanding Shares from time to time. The maximum number of Shares that may be issued pursuant to all Security Based Compensation Arrangements, including Shares issued pursuant to this Plan, shall not exceed 2% of the total number of outstanding Shares during any 12 month period. The maximum number of Shares issuable pursuant to all Security Based Compensation Arrangements, including Shares issuable pursuant to this Plan at any time, shall not exceed 9.5% of the total number of outstanding Shares.

Section 3.3 Automatic Participation

Each Participant in office on the Effective Date shall, without further formality, participate in the Plan.  Each person who becomes a Participant at any time subsequent to the Effective Date shall, thereon, without further order or formality, become a participant in the Plan.  Subject to Section 3.4, on the applicable Grant Date, each Participant shall be credited with the respective number of Units as may be determined by dividing the Annual Grant by the Fair Market Value of a Share on the Grant Date.

Section 3.4 Cash Election

(1) Notwithstanding Section 3.3, and subject to Section 3.5, a Participant may elect to receive his Annual Grant for a particular year in cash (rather than be credited with Units) by filing an election notice in writing (the "Election Notice"), in the form set out in Schedule A hereto (as it may be amended from time to time by the Board), with the Secretary on or before December 15 of the preceding year.  In addition, a person who becomes a Participant in a calendar year and who wishes to elect to receive his or her Annual Grant in respect of that year in cash shall file such Election Notice not later than 30 days after the date on which his/her term as a director commences, and prior to the Grant Date for such Annual Grant, provided that in respect of an Election Notice filed by a US Participant such election must pertain only to compensation paid for services performed after the date of the election.

(2) The election of a Participant to receive his or her Annual Grant in cash shall be irrevocable and shall be effective for the calendar year (or balance thereof) in respect of which it is made.

Section 3.5 Discretion of Board to Override Cash Election

Notwithstanding that a particular Participant has elected to receive his or her Annual Grant in cash by filing an Election Notice, the Board may decide, in its sole discretion, to credit the Participant with Units in accordance with Section 3.3 as if no such Election Notice had been made in respect of such Annual Grant, or any portion thereof, where the Board determines that such action is necessary or desirable to ensure that the particular Participant complies with the Corporation's equity ownership guidelines as set out in the Corporation's Corporate Governance Policies and  Procedures Manual, as may be amended from time to time. For greater certainty, any such decision with respect to an election made by a US Participant must be made by the Board prior to January 1 of the calendar year to which such decision relates.

Section 3.6 Optional Deferral of Other Director Fees

(1) A Participant may elect to receive any director fees, retainers, meeting fees or other compensation payable to the Participant (other than the Annual Grant) in the form of Units by filing an election notice in writing (an "Optional Deferral Election Notice") with the Secretary (i) on or before December 15 of the preceding year in respect of fees to be earned in the following calendar year, (ii) in the case of a person who becomes a Participant during a calendar year, not later than 30 days after the date on which his or her term as a director commences and prior to the date on which the services giving rise to such fees are performed, or (iii) in the 2026 calendar year, not later than 30 days after the adoption of this Amended and Restated Deferred Share Unit Plan, and in all cases prior to the date on which the services giving rise to such fees are performed.  For greater certainty, in respect of an Optional Deferral Election Notice filed by a US Participant such election must pertain only to compensation paid for services performed after the date of the election. Any such election shall be irrevocable and shall be effective for the calendar year (or balance thereof) in respect of which it is made.

(2) Where a Participant has elected to receive an Optional Deferral in the form of Units, the Participant shall be credited at the end of the calendar quarter in which the fees are earned, with Units equal to the amount of the Optional Deferral divided by the Fair Market Value of a Share on the last trading day of the quarter.

(3) All Units credited to a Participant pursuant to an Optional Deferral shall be credited to the Participant's Deferral Account and shall be subject to all provisions of this Plan applicable to Units credited pursuant to an Annual Grant.

ARTICLE 4- DEFERRED SHARE UNIT ACCOUNTS

Section 4.1 Deferral Accounts

(1) All Units credited to Participants in accordance with Section 3.3 and Section 3.6 shall be allocated to a bookkeeping account in the name of the Participant (the "Deferral Account").

(2) The Participant's Deferral Account shall indicate the number of Units which have been credited to such account from time to time.

(3) On or before February 15 of each year (or after such other date or dates as the Secretary, in her discretion, may designate), each Participant shall be provided with a statement of the balance of his Deferral Account under the Plan as of December 31 of the preceding year (if any).

Section 4.2 Dividends and Other Adjustments

(1) In the event that any cash dividend is declared and paid on the Shares, the Participant's Deferral Account shall be credited with additional Units.  The number of such additional Units will be calculated by dividing the total amount of the dividends that would have been paid to such Participant if the Units credited to the Participant's Deferral Account on the dividend record date had been Shares, by the Fair Market Value on the date on which the cash dividends were paid on the Shares.

(2) In the event of a stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off or other distribution (other than normal cash dividends) of the Corporation's assets to shareholders, or any other change affecting the Shares, including the conversion thereof into shares of another entity upon an amalgamation or reorganization of the Corporation, such proportionate adjustments, if any, as the Board in its discretion may deem appropriate to reflect such change, will be made with respect to the number of Units outstanding under the DSU Plan.

(3) For greater certainty, no additional Units will be granted to a Participant to compensate for a downward fluctuation in the price of the Shares, nor will any other form of benefit be conferred on, or in respect of, a Participant for such purpose.

Section 4.3 Unfunded Obligation

The Plan will be an unfunded obligation of the Corporation and the obligations of the Corporation hereunder shall constitute general, unsecured obligations, payable solely out of its general assets, and no Participant or other person shall have any right to any specific assets of the Corporation.  The Corporation shall not segregate any assets for the purpose of funding its obligations with respect to the Units granted hereunder and shall not be deemed to be a trustee of any amounts to be distributed or paid pursuant to this Plan.  No liability or obligation of the Corporation shall be deemed to be secured by any pledge of, or encumbrance on, any property or assets of the Corporation.  To the extent any individual holds rights under this Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured general creditor of the Corporation.

Section 4.4 No Shareholder Rights

A Participant shall not be entitled to any certificate or other document evidencing the Units.  Under no circumstances, and notwithstanding any other provision of this Plan, shall the Units be considered to be Shares.  The Units will not entitle a Participant to any shareholder rights, including without limitation, voting rights, dividend entitlements or rights on liquidation.  Where a Participant has elected to receive Shares in settlement of redeemed Units, the Participant shall not be entitled to any shareholder rights until the settlement Shares are issued to the Participant.

Section 4.5 Assignment

A Unit is personal to a Participant and is non-assignable.  No Unit granted hereunder shall be pledged, hypothecated, charged, transferred assigned or otherwise encumbered or disposed of by a Participant, whether voluntarily or by operation of law, otherwise than by testate succession or the laws of descent and distribution, and any attempt to do so will cause such a Unit to be null and void.  During the lifetime of a Participant, a Unit shall be redeemable only by the Participant or, upon the death of the Participant, the person to whom rights shall have passed by testate succession or by the laws of descent and distribution may redeem such Units in accordance with Article 5.

ARTICLE 5 - REDEMPTION OF UNITS

Section 5.1 Redemption of Units

(1) Units will be redeemable, and the value thereof payable, after the Termination Date of a Participant, as further described in this Article 5.

(2) After the Termination Date, the Participant (or his or her legal representative, as the case may be)  may cause the Corporation to redeem the Units by filing a written notice of redemption in the form of Schedule B hereto (the "Redemption Notice") with the Secretary:

(a) specifying (i) either one or two redemption dates (each a "Redemption Date"), which shall be at least 10 Business Days following the date on which the Redemption Notice is received by the Corporation, but no later than December 15 of the first calendar year commencing after the year in which the Termination Date occurred (the "Deemed Redemption Date"), and (ii) the percentage of Units held by the Participant to be redeemed on each such Redemption Date (which when added together shall equal 100%), and

(b) acknowledging that such Units are to be redeemed by (i) a cash payment from the Corporation to the Participant, net of required withholdings, (ii) the issuance or delivery of Shares by the Corporation to the Participant, net of any Shares sold or withheld to satisfy required withholdings, (iii) the issuance or delivery of Shares by the Corporation to the Participant, with the Participant making a cash payment to satisfy any withholdings or (iii) a combination thereof, as elected by the Participant in the Redemption Notice (the "Settlement Method").

(3) Within 10 Business Days after a Redemption Date, but no later than December 31 of the first calendar year commencing after the year in which the Termination Date occurred (the "Settlement Date"), the Participant shall receive: (a) where the Settlement Method is a cash payment, a payment equal in amount to the number of Units redeemed on such Redemption Date multiplied by the Fair Market Value of a Share on the Redemption Date, net of any withholding taxes and other source deductions required by law to be withheld by the Corporation; (b) where the Settlement Method is the issuance or delivery of Shares, a number of Shares equal to the number of Units redeemed on such Redemption Date (rounded down to the nearest whole Share), net of any Shares sold or withheld to satisfy withholding taxes and other source deductions required by law to be withheld by the Corporation, with any fractional Share settled in cash; or (c) where the Settlement Method is a combination of cash and Shares, the applicable combination as specified in the Redemption Notice, subject to the foregoing provisions of this Section 5.1(3).

Notwithstanding the Settlement Method elected by a Participant, the Board may, in its sole discretion, determine to settle all or any portion of the Units being redeemed in cash or Shares, as the Board may determine. Shares delivered in settlement of Units may, at the discretion of the Board, be issued from treasury or purchased on the open market. The Corporation shall be authorized to sell or withhold such number of Shares otherwise deliverable to a Participant as may be necessary to satisfy any applicable withholding taxes and other source deductions required by law.

Section 5.2 Deemed Redemption

If the Participant (or his or her legal representative, as the case may be) fails to file a Redemption Notice for all of such Participant's Units with the Corporation before the Deemed Redemption Date, the Participant (or his legal personal representative, as the case may be) shall be deemed to have filed with the Secretary, on the Deemed Redemption Date, a Redemption Notice specifying:

(a) the Deemed Redemption Date as the Redemption Date for all of such Participant's Units that have not previously been redeemed; and

(b) acknowledging that such Units are to be redeemed by the Corporation by way of cash payment to the Participant, net of required withholdings, unless the Board determines, in its sole discretion, to settle such Units in Shares in accordance with Section 5.1.

Section 5.3 US Participants

Notwithstanding Section 5.2 or any Redemption Notice actually filed by a US Participant (or his or her legal representative, as the case may be), the Redemption Date for all a US Participant's Units (the "US Redemption Date") will be the US Participant's Termination Date, and settlement for the value of such Units in accordance with the applicable Settlement Method will be made to the US Participant as soon as administratively practicable but no later than 90 days after the Termination Date, subject to the following sentence.  If a US Participant is determined to be a "specified employee" within the meaning of Section 409A of the Code, the US Redemption Date will be the date that is six months after the US Participant's Termination Date (or, if earlier, the date of death of the Participant), with settlement occurring within 10 Business Days after such date.

ARTICLE 6- INSIDER TRADING

Section 6.1 Compliance with Insider Trading Policies

Notwithstanding any other provisions of this Plan, an Election Notice (including an election to receive an Optional Deferral pursuant to Section 3.6) or a Redemption Notice must only be given in compliance with the Corporation's insider trading policies and applicable law.  Similarly, notwithstanding any other provisions of this Plan, any decision by the Board to satisfy the Annual Grants by crediting a Participant with Units pursuant to Section 3.5 or Section 3.6 must be made in compliance with the Corporation's insider trading policies and applicable law.

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SCHEDULE A - ELECTION NOTICE

TASEKO MINES LIMITED

(the "Corporation")

Deferred Share Unit Plan
(the "Plan")

Note:	All capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Plan.

I confirm that:

I recognize that by electing to receive my Annual Grant in cash in the next calendar year, the Annual Grant will be immediately subject to tax withholdings at the time of payment and must be included in computing my income for tax purposes for that year.

I recognize that this election is irrevocable and is effective for the next calendar year.

I recognize that the Board may decide, notwithstanding this Election Notice, to credit me with Units in respect of my Annual Grant (or a portion thereof) where it determines that such action is necessary or desirable to ensure that I am compliant with the Corporation's equity ownership guidelines as set out in the Corporation's Corporate Governance Policies and  Procedures Manual, as may be amended from time to time .

I am:	☐	subject to U.S. income tax in respect of Units issued under the Plan (a "US Participant"), or
	☐	not a US Participant.

In making this election, I am adhering to, and abiding by, the Corporation's insider trading policies and any applicable laws and regulations regarding insider trading.

Date	(Signature of Participant)

(Name of Participant in Block Letters)

SCHEDULE B - REDEMPTION NOTICE

TASEKO MINES LIMITED

(the "Corporation")

Deferred Share Unit Plan
(the "Plan")

Note:	All capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Plan.

I hereby advise the Corporation that:

 I wish the Corporation to redeem all the Units credited to my account under the Plan on the following redemption date, or dates, which in each case shall be at least 10  Business Days following the date on which this Redemption Notice is received by the Corporation but no later than December 15 of the first calendar year commencing after the year of the Termination Date), and elect the following settlement method for my Units (check one):

☐ Cash payment from the Corporation to the undersigned, net of required withholdings.

☐ Issuance or delivery of Shares by the Corporation to the undersigned, net of any Shares sold or withheld to satisfy required withholdings.

☐ Issuance or delivery of Shares by the Corporation to the undersigned and I will make a cash payment for the amount of applicable withholdings.

☐ A combination of cash and Shares as follows: _____% in cash and _____% in Shares, net of required withholdings.

I acknowledge that if I have elected to make a cash payment in respect of applicable witholdings the Corporation may retain may Shares until I make the cash payment. I acknowledge that the Board may, in its sole discretion, determine to settle all or any portion of my Units in cash or Shares regardless of my election above.

	Percentage of Units (expressed as a percentage totalling 100%)	Redemption Date(s)

1.

2.

I confirm that I am:

☐ subject to U.S. income tax in respect of Units issued under the Plan (a "US Participant"), or

☐ not a US Participant.

Date	(Signature of Participant)

(Name of Participant in Block Letters)

SCHEDULE C - OPTIONAL DEFERRAL ELECTION NOTICE

TASEKO MINES LIMITED

(the "Corporation")

Deferred Share Unit Plan
(the "Plan")

Note:	All capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Plan.

I hereby elect to receive the following director fees, retainers, meeting fees or other compensation (other than the Annual Grant) payable to me in respect of the _____ calendar year in the form of Units pursuant to Section 3.5 of the Plan:

[Specify fees to be deferred: _____________________________________]

I confirm that:

(a) I recognize that Units credited to my account pursuant to this Optional Deferral election will be subject to the terms and conditions of the Plan, including the redemption provisions set out in Article 5 of the Plan.

(b) I recognize that this election is irrevocable and is effective for the calendar year (or balance thereof) in respect of which it is made.

I am:	☐	subject to U.S. income tax in respect of Units issued under the Plan (a "US Participant"), or
	☐	not a US Participant.

If I am a US Participant, I confirm that this election pertains only to compensation paid for services to be performed after the date of this election.

In making this election, I am adhering to, and abiding by, the Corporation's insider trading policies and any applicable laws and regulations regarding insider trading.

Date	(Signature of Participant)

(Name of Participant in Block Letters)